TOKYO AOYAMA AOKI LAW OFFICE

ATTORNEYS AT LAW

BAKER & MCKENZIE

ATTORNEY AT FOREIGN LAW OFFICE

QUALIFIED JOINT ENTERPRISE OFFICES

THE PRUDENTIAL TOWER
13-10, NAGATACHO 2-CHOME
CHIYODA-KU, TOKYO 100-0014, JAPAN
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File No. 82-5227


03022449

May 26, 2003

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SAMMY CORPORATION
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SAMMY CORPORATION (the "Company") with respect to its ADR program, enclose herewith English translation of the documents of which contents were announced by the Company.

- Notice of Stock Options (New Share Subscription Rights) (dated May 23, 2003)
- Notice of Personnel Change (dated May 23, 2003)
- Notice of Acquisition by the Company of its Own Shares (dated May 23, 2003)

Yours truly,

Fusako Otsuka

FO/ah

Encl.
cc: The Bank of New York
cc: SAMMY CORPORATION (w/o encl.)

(Translation)

File No. 82-5227
May 23, 2003

03 JUN -4 AM 7:21

Dear Sirs,

Name of Company:	Sammy Corporation
Name of Representative:	Hajime Satomi, President and Representative Director (Chief Executive Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Hideo Yoshizawa Executive Officer and Division Manager, Corporate Planning Division (TEL: 03-5950-3790)

Notice of Stock Options (New Share Subscription Rights)

Notice is hereby given that Sammy Corporation (the "Company"), at the meeting of its Board of Directors held on May 23, 2003, resolved that the Company would submit a proposition for the approval of the issuance of new share subscription rights as stock options pursuant to Article 280-20 and Article 280-21 of the Commercial Code of Japan (as amended by the "Law to Amend Part of the Commercial Code, Etc." (2001 Law No. 128), effective April 1, 2002) at the 28th Ordinary General Meeting of Shareholders of the Company to be held on June 26, 2003, as described below:

Description

1. Reason for the issuance of new share subscription rights on specifically favorable conditions:

To raise the morale of the Directors, Corporate Auditors, Executive Officers, Advisors and employees of the Company and the directors of its subsidiaries to participate in management of the Group and afford them incentives to contribute to achieving much improved results, the Company intends to issue new share subscription rights as stock options without consideration, as outlined below.

2. Outline of the issuance of new share subscription rights:

(1) Qualified grantees of new share subscription rights:

Directors, Corporate Auditors, Executive Officers, Advisors and employees of the Company and the directors of its subsidiaries (the "qualified grantees").

(2) Class and number of shares to be issued or transferred upon exercise of new share subscription rights:

(iii) If any Director, Corporate Auditor, Executive Officer or Advisor of the Company or director of its subsidiaries who is a qualified grantee leaves office due to either of the events in (a) and (b) below, the qualified grantee may, notwithstanding item (i) above, exercise only the new share subscription rights that remain unexercised then:

(a) The qualified grantee leaves office due to the expiration of the term of office or any other reason arising from any amendment to laws or ordinances; and

(b) Immediately upon leaving office, the qualified grantee assumes office as director, corporate auditor, executive officer, counselor, adviser or employee of the Company or its subsidiaries.

(iv) If any Director, Corporate Auditor, Executive Officer, Advisor or employee of the Company or director of its subsidiaries who is a qualified grantee dies, any statutory heir to him/her may succeed to and exercise only the new share subscription rights that remain unexercised then.

(v) Any other term and condition of the exercise of new share subscription rights shall be determined by resolution at a meeting of the Board of Directors of the Company to be held after the 28th Ordinary General Meeting of Shareholders of the Company and stipulated in a "contract of granting new share subscription rights" to be entered into between the Company and the qualified grantees.

(8) Events and conditions to cancel new share subscription rights:

(i) In the event that a merger agreement under which the Company shall be merged is approved or in the event that a proposition for the approval of a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, the Company may cancel the new share subscription rights without consideration.

(ii) In the event that any qualified grantee leaves office for any reason other than those set forth in (7) (ii) through (iv) above, the Company may immediately cancel all new share subscription rights granted to him/her without consideration. Provided, however, that with regard to all new share subscription rights to be cancelled, a global cancellation procedure may be carried out upon the expiry of the new share subscription right exercise period.

(iii) Additionally, the Company shall have the right to cancel the new share subscription rights issued as stock options, at any time without consideration.

(9) Restriction on a transfer of new share subscription rights:

Any transfer of new share subscription rights shall be subject to the approval of the Board of Directors.

Note) The details described above shall be subject to the approval and adoption of the "Proposition for the Issuance of New Share Subscription Rights as Stock Options" at the 28th Ordinary General Meeting of Shareholders of the Company to be held on Thursday, June 26,

2003.

- END -

(Translation)

File No. 82-5227
May 23, 2003

Dear Sirs,

Name of Company:	Sammy Corporation
ame of Representative:	Hajime Satomi, President and Representative Director (Chief Executive Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Hideo Yoshizawa Executive Officer and Division Manager, Corporate Planning Division (TEL: 03-5950-3790)

Notice of Acquisition by the Company of its Own Shares

(Acquisition by the Company of its own shares pursuant to Article 210 of the Commercial Code of Japan)

Notice is hereby given that Sammy Corporation (the "Company"), at the meeting of its Board of Directors held on May 23, 2003, resolved that the Company would submit a proposition for the approval of the acquisition of its own shares pursuant to Article 210 of the Commercial Code of Japan at the 28th Ordinary General Meeting of Shareholders of the Company to be held on June 26, 2003, as described below:

Description

1. Reason for the acquisition of its own shares:

The Company desires to acquire its own shares pursuant to Article 210 of the Commercial Code of Japan to enable itself to implement its capital policies with agility in response to changes in business conditions.

2. Details of the acquisition (for the period up to the close of the Ordinary General Meeting of Shareholders to be convened with respect to the closing of accounts first to occur after the said resolution):

(1) Class of shares to be acquired:	Shares of common stock of the Company.
(2) Total number of shares to be acquired:	Not exceeding 2,000,000 shares. (Ratio thereof to the total number of issued shares: 3.74%)

(3) Aggregate acquisition prices of shares: Not exceeding ¥8 billion.

(Notes) The details described above shall be subject to the approval and adoption of the "Proposition for the Acquisition by the Company of its Own Shares" at the 28th Ordinary General Meeting of Shareholders of the Company to be held on Thursday, June 26, 2003.

- END -